FORM 10-C

Securities and Exchange Commission
Washington, DC  20549


Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:   NaPro BioTherapeutics, Inc.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 6304 Spine Road, Unit A, Boulder, Colorado 80301

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (303) 530-3891


I.    Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:  Common Stock
2.  Number of shares outstanding before the change:  8,385,644
3.  Number of shares outstanding after the change:  10,036,117
4.  Effective date of change:  June 24, 1996
5. Method of change: Exercise of outstanding warrants; exercise of stock options
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
Give brief description of transaction: Exercise of outstanding warrants for a total of 1,640,389 shares of Common Stock during this period. Also includes 10,084 shares of Common Stock issued upon exercise of employee stock options.


II. Change in Name of Issuer
1.  Name prior to change:
2.  Name after change:
3.  Effective date of charter amendment changing name:
4.  Date of shareholder approval of change, if required:



April 24, 1997    /s/ Gordon Link  (Vice President and Chief Financial Officer)
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DATE              OFFICER'S SIGNATURE AND TITLE